



Got Served LLC (DBA Outta Sight) Small Business Bond™

Bond Terms:

Bond Yield: 7.5%

Target Raise Amount: $100,000

Offering End Date: May 31, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Got Served LLC (dba Outta Sight)

Founded: 2021

Address: 3017 22nd Street, #3
San Francisco, CA 94102

Industry: Full Service Restaurant

Employees: 2

Website: https://www.thatsouttasight.com/

Use of Funds Allocation:

If the maximum raise is met:

$50,000 (50.00%) of the proceeds will go towards equipment and leasehold improvements
$46,500 (46.50%) of the proceeds will go towards inventory and working capital
$3,500 (3.50%) of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 4,638 Followers





Business Metrics:

	FY20	FY21	YTD 3/31/2022
Total Assets	N/A	$4,092	$9,662
Cash & Cash Equivalents	N/A	$4,396	$9,858
Accounts Receivable	N/A	$0	$0
Short-term Debt	N/A	$0	$0
Long-term Debt	N/A	$0	$0
Revenue	N/A	$72,845	$50,299
Cost of Goods Sold	N/A	$0	$0
Taxes	N/A	$0	$0
Net Income	N/A	$23,448	$21,234

Recognition:

Got Served LLC has been in business since 2021, operating as a pop-up restaurant at two locations. It is currently in the process of building out a second location that it will operate alongside the current pop-up at Fig & Thistle Wine Bar.

About:

Got Served LLC (DBA Outta Sight) was founded by Peter Dorrance and Eric Ehler, two longtime Bay Area chefs, with the idea of creating pizza for the better. Outta Sight currently operates as a pop-up restaurant at Fig & Thistle Wine Bar, with plans of opening a second location nearby that will operate as a more traditional pizzeria. Outta Sight believes in making the best pizza ever, making sure the people who make the pizza are properly taken care of, and doing the right thing, through pizza.

For more information, contact our Customer Support Team at support@thesmbx.com

